[redacted]

15026534

SECURITIE

SEC Mail RECEIVED MAY 29 2015 Section WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Nation Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell St, Suite 100
(No. and Street)

Amarillo	TX	79109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Byron Pat Treat (806) 353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis Kinard & Co, PC
(Name – *if individual, state last, first, middle name*)

400 Pine St, #600	Abilene	TX	79601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tz 6/2

tz 6/2

OATH OR AFFIRMATION

I, B Pat Treat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corp., as of May 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela Lindholdt
Notary Public,
State of Texas
Expires:07-29-2018

Signature

C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION
(a wholly owned subsidiary of National Concord Development Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES
AND EXCHANGE COMMISSION
together with
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED MARCH 31, 2015
AND 2014 AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

GREAT NATION INVESTMENT CORPORATION
(a wholly owned subsidiary of National Concord Development Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES
AND EXCHANGE COMMISSION
together with
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED MARCH 31, 2015
AND 2014 AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

GREAT NATION INVESTMENT CORPORATION

TABLE OF CONTENTS

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Great Nation Investment Corporation

We have audited the accompanying financial statements of Great Nation Investment Corporation (a wholly owned subsidiary of National Concord Development Corp.) (the Company), which comprise the balance sheets as of March 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Great Nation Investment Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of March 31, 2014, were audited by other auditors in accordance with U.S generally accepted auditing standards, whose report dated October 15, 2014, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
May 26, 2015

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 734,372	$ 780,687
Marketable securities	55,055	58,565
Receivables, fees	16,669	41,922
Receivables, other	-	11,500
Prepaid expenses	42,301	54,140
Clearing deposit	25,000	25,000
Total Assets	$ 873,397	$ 971,814
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$ 48,415	$ 69,065
Accrued and other liabilities	20,891	27,768
Intercompany payable - National Concord Development Corporation	332,420	236,648
Deferred deposits	103,250	119,426
Deferred fees	-	7,433
Deferred income tax liability	1,760	5,612
Total Liabilities	506,736	465,952
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(819,556)	(690,940)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	7,525	18,110
Total Stockholder's Equity	366,661	505,862
Total Liabilities and Stockholder's Equity	$ 873,397	$ 971,814

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2015 and 2014

	2015	2014
REVENUE		
Brokerage and other fees	$ 2,041,310	$ 1,849,041
Bond underwriting fees	550,013	329,203
Investment income	2,250	2,233
Other income	-	63
Total Revenue	2,593,573	2,180,540
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,335,705	1,188,083
Management fees	1,216,286	917,142
Other general and administrative	203,766	205,962
Total General and Administrative Expenses	2,755,757	2,311,187
REALIZED GAINS (LOSSES) ON SALE OF MARKETABLE SECURITIES	11,497	21,367
Income (Loss) Before Provision for Income Taxes	(150,687)	(109,280)
PROVISION FOR INCOME TAX (BENEFIT)	(22,071)	(15,836)
NET INCOME (LOSS)	(128,616)	(93,444)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on securities	(14,437)	(12,586)
Deferred income tax effect	3,852	1,888
Total Other Comprehensive Income (Loss)	(10,585)	(10,698)
COMPREHENSIVE INCOME (LOSS)	$ (139,201)	$ (104,142)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For Years Ended March 31, 2015 and 2014

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2013	1,750	$ 35,000	$ 1,143,692	$ (597,496)	$ 28,808	$ 610,004
Net Loss	-	-	-	(93,444)	(10,698)	(104,142)
Balance at March 31, 2014	1,750	35,000	1,143,692	(690,940)	18,110	505,862
Net Income (Loss)	-	-	-	(128,616)	(10,585)	(139,201)
Balance at March 31, 2015	1,750	$ 35,000	$ 1,143,692	$ (819,556)	$ 7,525	$ 366,661

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (128,616)	$ (93,444)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Gain) loss on sale of marketable securities	(11,497)	(21,367)
(Increase) decrease in operating assets:		
Receivables, fees	25,253	20,912
Receivables, other	11,500	(11,500)
Prepaid expenses	11,839	12,058
Increase (decrease) in operating liabilities:		
Commissions payable	(20,650)	15,462
Accrued and other liabilities	(6,877)	(11,761)
Intercompany payable	95,772	76,120
Deferred deposits	(16,176)	(10,074)
Deferred fees	(7,433)	(20,312)
Cash Provided (Used) by Operating Activities	(46,885)	(43,906)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	20,727	53,714
Purchases of marketable securities	(20,157)	(2,525)
Cash Provided (Used) by Investing Activities	570	51,189
NET INCREASE (DECREASE) IN CASH	(46,315)	7,283
CASH BALANCE AT BEGINNING OF YEAR	780,687	773,404
CASH BALANCE AT END OF YEAR	$ 734,372	$ 780,687

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2015 and 2014.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2015 and 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Deferred Deposits

Deferred deposits consist of revenues collected in advance as initial deposits from churches that are in the beginning stages of programs for financing via bond sales. Deferred deposits are recognized as revenue when the bonds are issued.

Revenue Recognition

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date. Underwriting fees are recognized when bonds are issued by the underwriter.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $22,071 which decreased the intercompany payable for the year ended March 31, 2015: The Company decreased the intercompany payable and recorded an income tax benefit of $22,071 for the year ended March 31, 2015. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification 740-10-50-14. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of March 31, 2015 and 2014, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return. The tax returns for tax years ending in 2012 through 2014 are open to examination by the IRS as of March 31, 2015.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2015 and 2014. The Company is included in the combined reporting for the consolidated group and franchise tax was paid by the Parent. Any estimated franchise tax liabilities of the Company at March 31, 2015 and 2014 would not be material to these financial statements.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2015 and 2014 was $12,581 and $12,727, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, which provides a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB Accounting Standards Codification (ASC) 605, *Revenue Recognition*, as well as guidance within the 900 series of industry-specific topics, including FASB ASC 940, *Financial Services—Brokers and Dealers*. The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance or lease contracts). The standard applies to fiscal periods beginning after December 15, 2017. The Company is currently assessing the future impact this standard may have on its financial condition, results of operations and cash flows.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2015 and 2014, the Company had net capital of $298,699 and $412,031, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2015	2014
Corporate stocks, at cost	$ 42,865	$ 30,090
Money market account	456	455
Cumulative unrealized gains	11,734	28,020
Market value	$ 55,055	$ 58,565

The available-for-sale securities are reported as marketable securities in the Balance Sheets.

	2015	2014
Change in unrealized gains (losses) on securities	$ (14,437)	$ (12,586)

Changes in unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2015 and 2014 was $1,760 and $5,612, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $(14,437) and $(12,586), respectively, and nondeductible expenses, $3,549 and $3,756, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Federal		
Current taxes (benefit)	$ (22,071)	$ (15,836)
Provision for income taxes (benefit)	$ (22,071)	$ (15,836)

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Investments

At March 31, 2015 and 2014, the Company has only Level 1 marketable securities which are based on quoted market prices of $55,055 and $58,565 respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is involved in transactions with an affiliated company. The following represents assets, liabilities, revenues and expenses with the related party:

	2015	2014
Payable to affiliated entity	$ 332,420	$ 236,648
Management fees paid to affiliated entity	$ 1,216,286	$ 917,142

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 26, 2015, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2015 and 2014

	2015	2014
Total stockholder's equity	$ 366,661	$ 505,862
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	366,661	505,862
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	366,661	505,862
Deductions and/or charges:		
A. Non-allowable assets:		
Total receivables	16,669	53,422
Less receivables from clearing agent, less than 30 days	(2,789)	(27,175)
Prepaid expenses	42,301	54,140
Investment account balance with no PAIB agreement	623	3,155
Total non-allowable assets	56,804	83,542
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	-
D. Other deductions and/or charges	-	-
Total deductions and/or charges	56,804	83,542
Net capital before haircuts on securities positions	309,857	422,320
Haircuts on securities positions:		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		
1. Exempt securities	11,158	10,289
Total haircuts on securities positions	11,158	10,289
Net Capital	$ 298,699	$ 412,031

Continued

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2015 and 2014

Continuation

	2015	2014
Aggregate Indebtedness:		
Total liabilities from statements of financial condition (net of deferred income taxes)	$ 504,976	$ 460,340
Add:		
A. Drafts for immediate credit	-	-
B. Market value of securities borrwed for which no equivalent value is paid or credited	-	-
C. Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 504,976	$ 460,340
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 33,665	$ 30,691
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement (larger of above)	$ 100,000	$ 100,000
Excess net capital	$ 198,699	$ 312,031
Net capital less 120% of minimum dollar net capital requirement	$ 178,699	$ 292,031
Percentage aggregate indebtedness to net capital	169%	112%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stockholder
of Great Nation Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great Nation Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Nation Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Great Nation Investment Corporation stated that Great Nation Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Great Nation Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great Nation Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
May 26, 2015

GREAT NATION INVESTMENT CORPORATION
5408-A Bell • Amarillo, TX 79109 • (806) 353-6767 • (800) 642-4642 • Fax: (806) 353-9631 • www.greatnation.com

Exemption Report 04/01/2014 to 03/31/2015

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated –
   a. Great Nation Investment Corporation is claiming an exception from our FOCUS Report under (k)(2)(i) – "Special Account for the Exclusive Benefits of customers".

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 (k)(2)(i) throughout the year –
   a. Great Nation Investment Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending March 31, 2015.

3. Documentation provided to auditor for inspection:
   a. FINRA Membership agreement
   b. Form BD
   c. FOCUS report
   d. Supervisory Procedures
   e. Review of Controls
   f. Cash Logs

Date: May 1, 2015

B Pat Treat, Chief Executive Officer

Mailing Address: P. O. Box 7566 • Amarillo, TX. 79114-7566

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
of Great Nation Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Great Nation Investment Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Great Nation Investment Corporation's compliance with the applicable instructions of Form SIPC-7. Great Nation Investment Corporation's management is responsible for Great Nation Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
May 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039074 FINRA MAR
GREAT NATION INVESTMENT CORP
5408 BELL ST BLDG A STE 100
AMARILLO TX 79109-6222

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,376

B. Less payment made with SIPC-6 filed (exclude interest) (2,683)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,693

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,693

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,693

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREAT NATION INVESTMENT CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.E.O
(Title)

Dated the 18th day of May, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,616,804
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	440,834
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	23,231
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income from firm's cash balance and dividend income earned. (Deductions in excess of $100,000 require documentation)	2,250
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	466,315
2d. SIPC Net Operating Revenues	$ 2,150,489
2e. General Assessment @ .0025	$ 5,376
	(to page 1, line 2.A.)